UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68 Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

EXPLANATORY NOTE

February 2025 Private Placement

On February 24, 2025, Wallbox N.V. (the “Company”) announced a private placement of its Class A ordinary shares, nominal value €0.12 per share (the “Class A Shares”), pursuant to which the Company agreed to sell 26,707,142 Class A Shares (the “PIPE Shares”) for aggregate gross proceeds of approximately $10.0 million to certain existing investors (the “Transaction”). The Company’s Class A Shares were sold to such investors at a price of $0.3698 per share (based on a 20% discount to the volume weighted average price of the Class A Shares for the 15 trading days prior to February 14, 2025). Investors include Orilla Asset Management, S.L. and Inversiones Financieras Perseo, S.L. (“Iberdrola”), both of which are current shareholders holding a seat on our Board of Directors, and other existing shareholders including Enric Asunción, co-founder, director and CEO of the Company. The Company has also agreed to file a registration statement for the resale of the Class A Shares sold in the Transaction, subject to additional terms as described in the Subscription Agreement that was signed by each investor.

The offer and sale of the PIPE Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws, and the ordinary shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Subscription Agreements do not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreements a form of which is filed hereto as Exhibit 2.1 and incorporated herein by reference.

A copy of the Company’s press release announcing the Transaction is furnished hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 2.1 hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Form of Subscription Agreement

99.1	Wallbox N.V. Press Release dated February 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: February 24, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer